UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2003
                 PETROBRAS INTERNATIONAL FINANCE COMPANY - PIFCo
                 (Translation of Registrant's Name into English)

                                 Cayman Islands
                 (Jurisdiction of incorporation or organization)

                     Anderson Square Building, P.O. Box 714
                            George Town, Grand Cayman
                             Cayman Islands, B.W.I.
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F |X| Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes |_| No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-      .)



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                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-92044) of Petrobras International Finance Company ("PIFCO") of our report dated February 13, 2003 relating to the financial statements for the three years ended December 31, 2002 of PIFCO, which appears in the 2002 Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 19, 2003.



/s/PricewaterhouseCoopers LLP
Auditores Independentes
Rio de Janeiro, RJ - Brazil
June 25, 2003



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                                    SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

        Date: June 27, 2003

                               Petrobras International Finance Company -- PIFCo

                               By: /s/ ALMIR GUILHERME BARBASSA
                               ---------------------------------------

                               Almir Guilherme Barbassa
                               Chairman of the Board of Directors